FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F       ☒       Form 40-F       ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       ☐       No       ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   ]

NATIONAL BANK OF GREECE

Press release

Athens, 10 September 2010

NONE OF THE RIGHTS, THE NEW SHARES, THE CONVERTIBLE EQUITY NOTES AND THE NEW SHARES TO BE ISSUED IN THE PROPOSED EQUITY CAPITAL RAISING, NOR THE SHARES OF FINANSBANK, HAVE BEEN OR WILL BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS.

Further to its press release of 7 September 2010, NBG announces that the Bank’s Board of Directors convened today and resolved upon the following:

•                  an increase in the Bank’s share capital by €607,041,575 through a pre-emptive equity rights offering in cash and the issue of 121,408,315 new ordinary shares of nominal value of €5 per share, at a subscription ratio of one new share for every five existing shares, and a subscription price of €5.20 per new share. The proceeds of the offering, excluding expenses related to the issue, are expected to be €631,323,238. Details regarding the offering are included in the relevant report of the Board to be posted on the ATHEX and NBG websites. The detailed timetable of the offering will be published once the Prospectus has been approved by the Hellenic Capital Markets Commission.

•                  an offering, by way of pre-emption rights to existing ordinary shareholders, of short-term non-interest bearing convertible equity notes with an aggregate nominal value of €1,183,731,068. Specifically, it was decided to issue 227,640,590 convertible equity notes of a nominal value, issue price and conversion price of €5.20 per convertible equity note, at a ratio of 3 convertible equity notes for every 8 existing ordinary shares, maturing on the seventh calendar day following the relevant issue date, which is estimated to fall in the second half of October. Each convertible equity note will be convertible to one new ordinary NBG share, of a nominal value of €5 each. The notes will not be admitted to trading on any market. The detailed timetable of the offering will be published once the Prospectus has been approved by the Hellenic Capital Markets Commission.

The Board of Directors was also informed of, and approved, the planned public offering of a minority stake in the share capital of NBG’s Turkish subsidiary, Finansbank, which may take place either through the issue of new shares and increase in the share capital of Finansbank or through the sale of existing shares. NBG will retain a majority equity stake in Finansbank of at least 75%. The Finansbank offering will take place as soon as practicable, subject to market conditions and obtaining all necessary regulatory and other approvals. The precise terms of the planned public offering will be announced as soon as they have been finalised.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date:13th September, 2010

Chief Executive Officer